Exhibit 1
RECENT DEVELOPMENTS
     The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2006 (the “Form 18-K”). To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
Summary
     The following summary does not purport to be complete and is qualified in its entirety by the more detailed information appearing elsewhere herein and in the Form 18-K.
United Mexican States

											First nine
											months of
	2002		2003		2004(1)		2005(1)		2006(1)		2007(1)
	(in millions of dollars or pesos, except percentages)
The Economy
Gross Domestic Product (“GDP”):
Nominal	Ps.	6,267,474	Ps.	6,895,357	Ps.	7,713,796	Ps.	8,366,205	Ps.	9,155,490	Ps.	9,543,973 (2)
Real(3)	Ps.	1,615,562	Ps.	1,637,396	Ps.	1,705,798	Ps.	1,753,595	Ps.	1,837,261	Ps.	1,871,155 (2)
Real GDP growth		0.8%		1.4%		4.2%		2.8%		4.8%		3.0%
Increase in national consumer price index		5.7%		4.0%		5.2%		3.3%		4.1%		2.2%
Merchandise export growth(4)		1.4%		2.3%		14.1%		14.0%		16.7%		6.6%
Non-oil merchandise export growth(4)		0.4%		0.0%		12.4%		11.0%		15.7%		8.3%
Oil export growth		12.4%		25.4%		27.2%		34.8%		22.4%		(1.7)%
Oil exports as % of merchandise exports(4)		9.2%		11.3%		12.6%		14.9%		15.6%		15.2%
Balance of payments:
Current account		$(14,115)		$(8,569)		$(6,577)		$(5,176)		$(1,994)		$(5,313)
Trade balance		$(7,633)		$(5,779)		$(8,811)		$(7,587)		$(6,133)		$(7,674)
Capital account		$28,829		$23,498		$12,311		$14,009		$(2,163)		$11,656
Change in total reserves(5)		$7,104		$9,451		$4,061		$7,173		$(989)		$5,544
International reserves (end of period)(6)		$47,984		$57,435		$61,496		$68,669		$67,680		$73,224
Net international assets(7)		$50,722		$59,059		$64,233		$74,115		$76,304		$82,192
Ps./$ representative market exchange rate (end of period)(8)		10.439		11.237		11.150		10.634		10.812		10.932
28-day Cetes (Treasury bill) rate (% per annum)(9)		7.1%		6.2%		6.8%		9.2%		7.2%		7.1%

						First nine
						months of
	2002	2003	2004(2)	2005(2)	2006(2)	2007(2)

Public Finance(10)
Public sector balance as % of GDP(11)	(1.2)%	(0.6)%	(0.3)%	(0.1)%	0.1%	1.9%
Primary balance as % of GDP(11)	1.7%	2.1%	2.5%	2.4%	2.9%	4.5%
Operational balance as % of GDP(11)	(0.5)%	(0.1)%	0.4%	0.3%	0.7%	n.a.

											First nine
											months of
	2002		2003		2004(2)		2005(2)		2006(2)		2007(2)
	(in billions of dollars or pesos, except percentages)
Public Debt(12)
Net internal public debt(13)	Ps.	821.3	Ps.	927.1	Ps.	1,030.0	Ps.	1,183.3	Ps.	1,547.1	Ps.	1,586.7
Gross External public debt(14)		$78.8		$79.0		$79.2		$71.7		$54.8		$57.1
Public debt as % of nominal GDP:
Net internal public debt(13)		12.3%		12.7%		12.4%		13.2%		16.5%		16.5%
Gross External public debt(14)		12.2%		12.2%		10.7%		8.6%		6.4%		6.5%
Total public debt as % of nominal GDP		24.5%		24.9%		23.1%		21.8%		22.9%		23.0%

Note: Totals may differ due to rounding.

n.a. = Not available.

(1)	Preliminary.

(2)	Annualized.

(3)	Constant pesos with purchasing power as of December 31, 1993.

(4)	Merchandise export figures include in-bond industry and exclude tourism.

(5)	Because of the impact of errors and omissions and purchases, sales and revaluation of bullion, figures for changes in total reserves do not reflect the sum of the current and capital accounts.

(6)	International reserves are equivalent to gross international reserves minus international liabilities of Banco de México with maturities under six months.

(7)	Net international assets are defined as (a) gross international reserves plus (b) assets with a maturity longer than six months derived from credit agreements with central banks, less (x) liabilities outstanding to the International Monetary Fund and (y) liabilities with a maturity shorter than six months derived from credit agreements with central banks.

(8)	“Representative market rate” represents the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico.

(9)	Annual average of weekly rates, calculated on a month-by-month basis.

(10)	Includes aggregate revenues and expenditures for the Government and budget-controlled and administratively controlled agencies but not off-budget revenues or expenditures.

(11)	The definitions of “public sector balance,” “primary balance” and “operational balance” are discussed under “Public Finance—General—Measures of Fiscal Balance” in the Form 18-K. Each of the public sector balance, primary balance and operational balance excludes proceeds of privatizations.

(12)	Includes direct debt of the Government, public sector debt guaranteed by the Government and other public sector debt, except as indicated.

(13)	“Net internal debt” represents the internal debt directly incurred by the Government at the end of the indicated period, including Banco de México’s General Account Balance and the assets of the Sistema de Ahorro Para el Retiro (Retirement Savings System Fund), but excluding debt of budget-controlled and administratively controlled agencies and debt guaranteed by the Government. In addition, net internal debt includes only securities sold to the public in primary auctions but not debt allocated to Banco de México for its use in regulating liquidity (“Regulación Monetaria”). Regulación Monetaria does not increase the Government’s overall level of internal debt, because Banco de México must reimburse the Government for any allocated debt that Banco de México sells into the secondary market and that is presented to the Government for payment. If Banco de México undertakes extensive sales of allocated debt into the secondary market, however, Regulación Monetaria can result in a situation in which the level of outstanding internal debt is higher than the Government’s figure for net internal debt. Net internal debt is calculated using the end-of-period exchange rate announced by Banco de México for the payment of obligations denominated in currencies other than pesos and payable within Mexico and without consolidation with the debt of Banco de México. Figures in this table are based on this methodology, which conforms to that used by the Ministry of Finance and Public Credit in other public reports.

(14)	External debt is presented herein on a “gross” basis and includes external obligations of the public sector at their full outstanding face or principal amounts at the end of the indicated period. For certain informational and statistical purposes, Mexico sometimes reports its external public sector debt on a “net” or “economic” basis, which is calculated as gross debt net of certain financial assets held abroad. These financial assets include the value of collateral securing principal and interest on bonds and Mexican public sector external debt that is held by public sector entities but that has not been canceled. External public sector debt does not include (a) repurchase obligations of Banco de México with the International Monetary Fund, none of which were outstanding at September 30, 2007, (b) external borrowings by the public sector after September 30, 2007, and (c) loans from the Commodity Credit Corporation to private sector Mexican banks.

Source: Ministry of Finance and Public Credit.

The Economy
The Role of the Government in the Economy; Privatization
     In October 2007, the Instituto para la Protección del Ahorro Bancario (the Bank Savings Protection Institute, or “IPAB”) and the Federal Government sold their interests in Cintra, S.A. de C.V. (now known as Consorcio Aeroméxico, S.A. de C.V.), which owns Aeroméxico, one of the largest Mexican airline companies, to a group of investors led by Banco Nacional de México, S.A. for approximately Ps. 2.7 billion.
Gross Domestic Product
     According to preliminary figures, Mexico’s gross domestic product (GDP) grew by 3.0% in real terms during the first nine months of 2007, as compared with the same period of 2006. The transportation, storage and communications sector grew by 8.1%; the financial services, insurance and real estate sector grew by 4.9%; the electricity, gas and water sector grew by 3.5%; the agriculture, livestock, fishing and forestry sector grew by 3.0%; the commerce, hotels and restaurants sector grew by 2.3%; the community, social and personal services sector grew by 2.0%; the construction sector grew by 1.9%; the manufacturing sector grew by 0.7%; and the mining, petroleum and gas sector grew by 0.4%, each in real terms as compared to the same period of 2006.
Prices and Wages
     Inflation (as measured by the change in the national consumer price index) for the first eleven months of 2007 was 3.33%, 0.12 percentage points lower than inflation for the same period of 2006.
     On January 1, 2008, the minimum wage was increased by 4.0%.
Interest Rates
     During 2007, interest rates on 28-day Treasury bills (“Cetes”) averaged 7.19% and interest rates on 91-day Cetes averaged 7.35%, as compared with average rates on 28-day Cetes of 7.19% and on 91-day Cetes of 7.30% during the same period of 2006. On December 31, 2007, the 28-day Cetes rate was 7.43% and the 91-day Cetes rate was 7.63%.
Principal Sectors of the Economy
Manufacturing
     According to preliminary figures, the manufacturing sector grew by 0.7% in real terms during the first nine months of 2007, as compared to the same period of 2006. The following manufacturing sectors experienced growth in real terms during the first nine months of 2007: non-metallic mineral products grew by 3.5%; food, beverages and tobacco grew by 2.1%; metallic products, machinery and equipment grew by 1.0%; chemical products, petroleum derivatives, rubber and plastic products grew by 0.9%; paper, paper products and printing grew by 0.6%; and basic metal industries grew by 0.6%, each in real terms as compared to the same period of 2006. The following manufacturing sectors contracted in real terms during the first nine months of 2007: other manufacturing industries contracted by 6.2%; textiles, garments and leather contracted by 5.0%; and wood industry and derivatives contracted by 4.8%, each in real terms as compared to the same period of 2006.
Petroleum and Petrochemicals
     Based on the unaudited consolidated financial statements of Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies (collectively, “PEMEX”), PEMEX’s total sales revenues during the first nine months of 2007, expressed in constant pesos with purchasing power at September 30, 2007, were Ps. 808.1 billion, a decrease of 3.7% from total sales revenues in the first nine months of 2006 of Ps. 839.6 billion. Total sales revenue did not include the IEPS tax in either the first nine months of 2006 or the first nine months of 2007 because the IEPS tax rate was negative during both periods.
     Domestic sales increased by 1.5% in the first nine months of 2007, from Ps. 422.6 billion in the first nine months of 2006 to Ps. 428.8 billion in the first nine months of 2007, due to a 2.2% increase in sales of refined products and a 3.1% increase in petrochemical sales, which were partially offset by a 3.2% decrease in natural gas sales. In the first nine months of 2007, total consolidated export sales (with dollar-denominated export revenues translated to pesos at the exchange rate on the date on which the export sale was made) decreased by 9.0%, from Ps. 416.9 billion in the first nine months of 2006 to Ps. 379.4 billion in the first nine months of 2007, primarily due to a decrease in the volume of crude oil exports and a decline in the volume of refined products and petrochemical products exported by PEMEX.
     In the first nine months of 2007, PEMEX reported net income of Ps. 13.9 billion on Ps. 808.1 billion in total sales revenues, as compared with net income of Ps. 50.5 billion on Ps. 839.6 billion in total sales revenues in the first nine months of 2006. The 72.4% decrease in net income resulted primarily from a Ps. 49.1 billion decrease in operating income, resulting from a Ps. 31.4 billion decrease in sales revenues, a Ps. 13.0 billion increase in cost of sales and a Ps. 4.7 billion increase in general expenses, and Ps. 5.4 billion decrease in other revenues (mainly a decline in the IEPS tax credit), which more than offset a Ps. 2.3 billion decrease in comprehensive financing cost and a Ps. 15.7 billion decrease in taxes and duties, in each case as compared to the first nine months of 2006.
Financial System
Central Bank and Monetary Policy
     At November 30, 2007, the M1 money supply (defined as bills and coins held by the public, plus checking accounts denominated in local currency and foreign currency, plus interest-bearing deposits denominated in pesos and operated by debit cards) was 4.4% greater in real terms than the level at November 30, 2006. In addition, checking account deposits denominated in pesos were 3.8% greater in real terms than at November 30, 2006.
     At November 30, 2007, financial savings were 8.1% greater in real terms than financial savings at November 30, 2006. Savings generated by Mexican residents were 6.7% greater in real terms and savings generated by non-residents were 46.7% greater in real terms than their respective levels at November 30, 2006.
     At December 28, 2007, the monetary base totaled Ps. 502.2 billion, an 11.6% nominal increase from the level of Ps. 449.8 billion at December 29, 2006. Banco de México estimates that the monetary base will total approximately Ps. 505.3 billion at December 31, 2007.
     Banco de México increased the minimum overnight funding rate from 7.00% on April 21, 2006, to 7.25% on April 27, 2007 and to 7.50% on October 26, 2007. In each case, Banco de México increased the minimum overnight funding rate to encourage price stability. Banco de México’s other monetary policy instrument, the corto or “short,” has remained unchanged at Ps. 79.0 million, a level set on March 23, 2005. In October 2007, Banco de México announced that as of January 21, 2008, it will use the overnight funding rate, rather than the “corto,” as its primary monetary policy instrument.
Banking Supervision and Support
     At September 30, 2007, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 39,975 million, as compared with Ps. 27,590 million at December 31, 2006. At September 30, 2007, the total loan portfolio of the banking system was 20.1% greater in real terms than the total loan portfolio at September 30, 2006.  The past-due loan ratio of commercial banks was 2.5% at September 30, 2007, as compared to 2.0% at December 31, 2006. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 70,303 million at September 30, 2007, as compared with Ps. 57,485 million at December 31, 2006. At this level, commercial banks had reserves covering 175.9% of their past-due loans at September 30, 2007, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.
The Securities Markets
     At January 4, 2008, the Stock Market Index stood at 28,317.92 points, representing a 7.1% nominal increase from the level at December 29, 2006.
External Sector of the Economy
Foreign Trade
     According to preliminary figures, during the first eleven months of 2007, Mexico registered a trade deficit of U.S. $10.1 billion, as compared with a deficit of U.S. $5.0 billion for the same period of 2006. Merchandise exports increased by 8.2% during the first eleven months of 2007, to U.S. $248.7 billion, as compared to U.S. $229.9 billion for the same period of 2006. During the first eleven months of 2007, petroleum exports increased by 6.4%, while non-petroleum exports increased by 8.5%, each as compared with the same period of 2006.
     According to preliminary figures, during the first eleven months of 2007, total imports grew by 10.2% to U.S. $258.8 billion, as compared with U.S. $234.8 billion for the same period of 2006. During the first eleven months of 2007, imports of intermediate goods increased by

8.8%, imports of capital goods increased by 12.3% and imports of consumer goods increased by 15.6%, each as compared with the first eleven months of 2006.
Balance of International Payments
     According to preliminary figures, during the first nine months of 2007, Mexico’s current account registered a deficit of U.S. $5.3 billion, as compared to a surplus of U.S. $0.2 billion during the same period of 2006. The capital account registered a surplus of U.S. $11.7 billion in the first nine months of 2007, as compared to a deficit of U.S. $3.8 billion for the same period of 2006. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $27.5 billion during the first nine months of 2007 and was composed of direct foreign investment inflows totaling U.S. $18.4 billion and foreign portfolio investment (including securities placed abroad) inflows totaling U.S. $9.1 billion.
     At December 28, 2007, Mexico’s international reserves totaled U.S. $77.9 billion, an increase of U.S. $10.2 billion from the level at December 29, 2006. The net international assets of Banco de México totaled U.S. $86.7 billion at December 28, 2007, an increase of U.S. $10.4 billion from the level at December 29, 2006.
     Under the mechanism to moderate the rate of accumulation of international reserves that was adopted by the Foreign Exchange Commission on March 12, 2004 and became effective as of May 3, 2004, Banco de México announced on July 17, 2007, that it would not auction dollars during the period from August 1 to October 31, 2007. On October 16, 2007, Banco de México announced the daily amount of dollars to be auctioned for the period from November 1, 2007 to January 31, 2008 would be U.S. $9 million. The total amount of dollars to be sold in a quarter is sold through daily auctions, each for an amount equal to the total for the quarter divided by the number of business days in the quarter.
Direct Foreign Investment in Mexico
     According to preliminary figures, during the first nine months of 2007, direct foreign investment in Mexico notified to the National Foreign Investment Commission totaled approximately U.S. $15.1 billion. Direct foreign investment, as recorded in the balance of payments, totaled U.S. $18.4 billion during the first nine months of 2007. Of that total, 51.1% of direct foreign investment was directed at manufacturing, 24.5% was directed at financial services, 6.7% was directed at mining, 5.7% was directed at commerce, and 12.0% was directed at other sectors of the economy. By country of origin, 50.4% of the direct foreign investment during the first nine months of 2007 came from the United States, 12.6% came from Holland, 9.8% came from Spain, 9.3% came from France, and 17.9% came from other countries.
Exchange Controls and Foreign Exchange Rates
     The peso/U.S. dollar exchange rate closed at Ps. 10.9157 = U.S. $1.00 on December 31, 2007, a 0.95% depreciation in dollar terms from the rate at the end of 2006.
     During 2007, the monthly average peso/U.S. dollar exchange rate was Ps. 10.9288 = U.S. $1.00. The peso/U.S. dollar exchange rate announced by Banco de México on January 4, 2008 (to take effect on the second business day thereafter) was Ps. 10.9277 = U.S. $1.00.

Public Finance
Revenues and Expenditures
     According to preliminary figures, during the first eleven months of 2007, the public sector overall balance registered a surplus of Ps. 192.1 billion, 16.5% higher in real terms than the Ps. 158.5 billion surplus registered for the same period of 2006. The primary surplus, defined as total public sector revenues less expenditures other than interest payments on public debt, was Ps. 393.5 billion for the first eleven months of 2007, 0.5% lower in real terms as compared to the Ps. 380.4 billion surplus registered for the same period of 2006.
2007 Budget and Fiscal Package
     On October 30, 2007, the Congress approved the Federal Annual Revenue Law for 2008 and the Federal Expenditure Decree for 2008 (together with the Federal Annual Revenue Law for 2008, the “2008 Budget”). The 2008 Budget maintains fiscal discipline as the cornerstone of the economic program, and contemplates a public sector deficit of 0.0% of GDP for 2008.
     The 2008 Budget is based upon an estimated weighted average price of Mexico’s oil exports of U.S. $49.0 per barrel and an estimated volume of oil exports of 1.7 million barrels per day.
     The preliminary results for 2006 and the first nine months of 2007, the revised budget assumptions and targets for 2007 and the budget assumptions and targets for 2008 are presented below.
2007 Budget Assumptions and Targets
2006 and First Nine Months of 2007 Results
2008 Budget Assumptions and Targets

				First Nine Months
	2006		2007 Budget	of 2007(1)	2008 Budget
Real GDP growth (%)	4.8	%(1)	3.6%	3.0%	3.7%
Increase in the national consumer price index (%)	4.1%		3.0%	2.2%	3.0%
Average export price of Mexican oil mix (U.S. $/barrel)	$53.04		$42.80	$56.39	$49.00
Current account deficit as % of GDP	0.2	%(1)	2.3%	0.6%	1.0%
Average exchange rate (Ps./$1.00)	10.9		11.2	11.0	11.2
Average rate on 28-day Cetes (%)	7.2%		6.8%	7.1%	7.0%
Public sector balance as % of GDP	0.1	(1)	0.0%	1.9%	0.0%
Primary balance as % of GDP	2.9	%(1)	2.7%	4.5%	n.a.

n.a. = Not available.

(1) Preliminary.

Source: Ministry of Finance and Public Credit.

Public Debt
Internal Public Debt
     Internal debt of the Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Government, Banco de México’s general account balance (which was positive at November 30, 2007, indicating monies owed to the Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). The internal debt of the Mexican Government does not include the debt of IPAB or the debt of budget-controlled or administratively controlled agencies. As of November 30, 2007, all of the Mexican Government’s internal debt was denominated in pesos.
     According to preliminary figures, at November 30, 2007, the net internal debt of the Government totaled Ps. 1,594.5 billion, as compared with the Ps. 1,547.1 billion outstanding at December 31, 2006.  At November 30, 2007, the gross internal debt of the Government totaled Ps. 1,911.7 billion, as compared to Ps. 1,672.8 billion of gross internal debt at December 31, 2006. Of the total gross internal debt of the Government at November 30, 2007, Ps. 1,648.6 billion represented long-term debt and Ps. 263.1 billion represented short-term debt, as compared to Ps. 1,400.7 billion and Ps. 272.1 billion of long- and short-term debt, respectively, at December 31, 2006. The average maturity of the Government’s internal debt increased by 0.98 years during the first nine months of 2007, from 4.27 years at December 31, 2006 to 5.25 years at September 30, 2007. The Government’s financing costs on internal debt totaled Ps. 85.4 billion for the first nine months of 2007, an increase in nominal terms of 11.9% as compared to the same period of 2006.
     According to preliminary figures, at November 30, 2007, the net internal debt of the public sector totaled Ps. 1,500.0 billion, as compared with the Ps. 1,471.7 billion of net internal debt at December 31, 2006. At November 30, 2007, the gross internal debt of the public sector totaled Ps. 1,984.9 billion, as compared with the Ps. 1,741.4 billion outstanding at December 31, 2006. For these purposes and for the purposes of the following section, public sector debt consists of the portion of the long-term indebtedness incurred directly by the Government, the long-term indebtedness incurred by budget-controlled agencies, the long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks), and the short-term debt of the public sector. Private sector debt guaranteed by the Government is not included unless and until the Government is called upon to make payment under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.
External Public Debt
     According to preliminary figures, outstanding gross external public debt increased by approximately U.S. $1.5 billion in the first eleven months of 2007, from U.S. $54.8 billion at December 31, 2006 to U.S. $56.2 billion at November 30, 2007. Of this amount, U.S. $54.8 billion represented long-term debt and U.S. $1.4 billion represented short-term debt. Public sector external debt financing costs totaled U.S. $5.4 billion for the first nine months of 2007, a 9.5% decrease in nominal terms as compared to the same period of 2006.

     According to preliminary figures, at September 30, 2007, commercial banks held approximately 7.0% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held 17.8%, bondholders (including commercial banks holding bonds issued in debt exchange transactions) held approximately 65.9% and others held the remaining 9.4%.